                                                             EXHIBIT (a)(3)(iii)

                    [VAN KAMPEN AMERICAN CAPITAL LETTERHEAD]

September 15, 1995

RE: VAN KAMPEN MERRITT PRIME RATE INCOME TRUST
     Commencement of Tender Offer

To Our Dealer Friends:

     As you may be aware, it is the policy of the Board of Trustees of Van Kampen Merritt Prime Rate Income Trust to consider on a quarterly basis whether to make a tender offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's twenty-fourth consecutive quarterly tender offer commencing today, September 15, 1995, for the purpose of providing liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

     The Trust is offering to purchase up to 19,493,916 of its common shares (approximately 7% of its issued and outstanding common shares) for cash at a price equal to the net asset value per common share of the Trust determined as of 5:00 P.M. Eastern Standard time on the Expiration Date of the Offer. The Offer is scheduled to terminate as of 12:00 Midnight Eastern Standard time on October 13, 1995, the expiration date of the offer (unless extended). An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated September 15, 1995, and the related Letter of Transmittal, copies of which are available to you upon request.

     Should you have any questions regarding the tender offer, please contact Van Kampen American Capital's Investment Services Department at 1-800-225-2222, extension 6502.

Sincerely,

VAN KAMPEN AMERICAN CAPITAL

                                                                    PRT003-09/95